Spoke Financial, LLC

(A wholly-owned subsidiary of
Spoke Real Estate Capital Holding, LLC)

Statement of Financial Condition

December 31, 2018

Spoke Financial, LLC
Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPOKE Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W. Nationwide Blvd., Suite 250
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stewart Homler — 614-372-6743 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

600 Superior Ave, Ste 900	Cleveland	OH	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Stewart Homler _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ SPOKE Financial, LLC _____ , as

of _____ December 31 _____ , 20 18 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____



Melissa A Garland
Notary Public
In and For the State of Ohio
My Commission Expires
02 November 2022

_____ Stewart J Homler _____
Signature

_____ Member _____
Title

_____ Melissa A. Garland _____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Crowe

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Members and Principals of Spoke Financial, LLC
Columbus, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spoke Financial, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2016.

Cleveland, Ohio
February 26, 2019

Spoke Financial, LLC

Statement of Financial Condition

December 31, 2018

Assets	
Cash	$ 109,399
Other assets	
Prepaid expense – CRD deposit	8,070
Prepaid expense – fidelity bond	602
Total Assets	**$ 118,071**
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 29,190
Due to Parent	10,955
Total Liabilities	**40,145**
Member's Equity	**77,926**
Total Liabilities and Member's Equity	**$ 118,071**

The accompanying notes are an integral part of the financial statements.

Spoke Financial, LLC
Notes to Financial Statement

NOTE 1 - ORGANIZATION AND OPERATIONS

Spoke Financial, LLC (a Delaware Corporation) (the "Company") was incorporated on February 24, 2016. The Company was approved by the Financial Industry Regulatory Authority (FINRA) on June 7, 2016 to conduct securities transactions.

The Company acts as a private placement agent for real estate investment syndications that are structured as direct participation programs mandated by an affiliate. The Company will work with investment offerings that are structured and managed by one of its affiliates, Spoke Asset Management, LLC. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the Divisions of Securities in the states the Company is registered. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

The Company is a wholly owned subsidiary of Spoke Real Estate Capital Holding, LLC (the "Parent").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition: The firm's revenue stream is derived 100% from the sale of units of real estate investments. The firm does not effect secondary market transactions for customers. The units are sold pursuant to the private placement exemption under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D. All deals are done on a contingency basis. The Company recognizes revenue from the contingent private offerings it places at the time 100% of the units have been sold and the deal has been closed. Revenue recorded is based on mutually agreed upon fees within the private placement memorandums of the syndications.

Income Taxes: The Company is a limited liability company and does not pay federal or state income taxes on its income. Accordingly, no provision or credit for federal or state income taxes is recorded in the financial statements.

The Company annually evaluates tax positions in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The standard prescribes recognition thresholds and measurement attributes for the financial statement recognition and measurement of tax position taken or expected to be taken in the tax return. This standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. All income tax

Spoke Financial, LLC

Notes to Financial Statement (con't)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

return periods are currently open. As of December 31, 2018, management believes that no uncertain tax positions exist based on its most recent annual reviews.

Adoption of new accounting pronouncement: On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

NOTE 3 - CASH

The Company maintains its cash in one financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporations ("FDIC").

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2018, the Company had net capital of $69,254, which was $64,254 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was .58 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (as amended) with the Parent, the Parent provides the services of certain of its employees and overhead services to the Company. For the year ended December 31, 2018, the Company paid the Parent $65,728 pursuant to the expense sharing agreement for its share of overhead expense, including salaries, rent, insurance and utilities. $18,062 of travel and entertainment expenses related to the firm's business activities

Spoke Financial, LLC

Notes to Financial Statement (con't)

NOTE 5 - RELATED PARTY TRANSACTIONS (cont.)

that were incurred in 2018 were reimbursed to the firm's principals. As of December 31, 2018, the Company has $10,955 payable balance due to parent.

Because each real estate syndication is structured and managed by an affiliate, all $118,750 revenue was earned from related parties for the year ended December 31, 2018.